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               [NETHERLAND, SEWELL & ASSOCIATES, INC. LETTERHEAD]


                                                                    EXHIBIT 99.1

                                November 9, 1998

Mr. Ron E. Hooper
Burlington Resources Coal Seam
   Gas Royalty Trust
NationsBank of Texas, N.A., Trustee
NationsBank Plaza
901 Main Street, 17th Floor
Dallas, Texas 75202

Dear Mr. Hooper:

         In accordance with your request, we have estimated, as of August 31, 1998, the (1) future net revenue to the Burlington Resources Coal Seam Gas Royalty Trust (Trust) net profits interest and (2) proved reserves to the Burlington Resources Oil & Gas Company (Burlington) interest in the Fruitland Coal Formation underlying the Northeast Blanco Unit, Rio Arriba and San Juan Counties, New Mexico, as listed in the accompanying tabulations. The Trust net profits interest is derived from the Burlington interest in such proved reserves. This report has been prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

         The estimated net proved reserves in this report are defined as the portion of the gross reserves attributable to the Burlington interest to which the net profits interest is applied. As presented in the accompanying summary projection, Table I, we estimate the Burlington net reserves and future net revenue to the Trust net profits interest, as of August 31, 1998, to be:


                   Burlington Net Reserves          Trust Future Net Revenue
                   -----------------------      --------------------------------
                   Condensate      Gas                             Present Worth
    Category        (Barrels)     (MCF)            Total              at 10%
    --------       ----------  -----------      -----------        -------------
Proved Developed       0       67,837,801       $47,782,200        $29,766,200

         Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases. These properties no longer produce commercial volumes of condensate.

         This report includes a summary projection of reserves and revenue along with one-line summaries of reserves, economics, and basic data by lease. For the purposes of this report, the term "lease" refers to a single economic projection.

         The estimated reserves and future revenue shown in this report are for proved developed reserves only. Our study indicates that there are no proved undeveloped reserves for these properties



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                               [NSAI LETTERHEAD]


at this time. In accordance with SEC guidelines, our estimates do not include any value for probable or possible reserves which may exist for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage.

         Future gross revenue in this report is to the Burlington interest prior to deducting state production taxes and ad valorem taxes. Future net revenue is the 95 percent net profits interest share to the Trust after deducting the Burlington working interest share of these taxes, future capital costs, and operating expenses, but before consideration of federal income taxes. Our estimates of future net revenue have not been adjusted to account for the
Section 29 nonconventional fuels federal income tax credit. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the Trust net profits interest.

         For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment nor the cost of abandoning the properties.

         The gas price used in this report is based on the August 1998 net price received, adjusted for BTU content, gathering fee, and shrinkage. This price is also adjusted as specified in the gas purchase contract under provisions related to the sharing price and price credit account and is held constant in accordance with SEC guidelines.

         Lease and well operating costs are based on operating expense records provided by Burlington. These costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. General and administrative overhead expenses of the Trustee are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers and production equipment.

         We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the Burlington interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Burlington receiving its net revenue interest share of estimated future gross gas production.

         The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.


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                               [NSAI LETTERHEAD]

         In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

         The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Burlington Resources Oil & Gas Company and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                Very truly yours,
                                                                 [SEAL]
                                /s/ FREDERICK D. SEWELL

DDS:PJA